Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

September 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall John Hodgin
Cheryl Brown Timothy Levenberg

Re:	Infinity Natural Resources, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 9, 2024
CIK No. 0002029118

Ladies and Gentlemen:

This letter sets forth the response of Infinity Natural Resources, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 23, 2024, with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Confidential Draft Submission No. 4 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary, page 4

1. Staff’s comment: Please revise your prospectus to define “Enverus” at first usage and to provide the information about Enverus and your agreement that appears in the first two paragraphs of your response to prior comment 5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page ii of the Revised Registration Statement accordingly.

Prospectus Summary

Summary Reserve, Production and Operating Data

Summary Reserve Data, page 28

2. Staff’s comment: Please expand the disclosure of your proved reserves to additionally present the proved undeveloped reserves by individual product type. Refer to the disclosure requirements in Item 1202(a)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Revised Registration Statement accordingly.

Business

Reserve Data and Presentation

Proved Undeveloped Reserves, page 113

3. Staff’s comment: Please further expand your disclosure of the material changes to proved undeveloped reserves during 2023 to explain the positive 1.2 MMBoe revision. Refer to Item 1203(b) of Regulation S-K.

This comment also applies to the positive 1.2 MMBoe revision to previous estimates in total proved reserves on page F-49.

Additionally, we note your discussion of revisions on page F-14 for the nine months ended September 30, 2023 for both URV and PEO and the discussion on page F-86 for the years ended December 31, 2021 and 2022 identifies two separate and unrelated factors contributing to the change, e.g. upward revisions for prices, partially offset by downward revisions associated with well forecasting. Please expand your discussion to separately quantify each factor, such that the change to the line item is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113, F-15, F-50 and F-87 of the Revised Registration Statement accordingly.

Acreage as of December 31, 2023, page 117

4. Staff’s comment: We note your gross and net acreage table is based on acres by horizon. Please revise your disclosure to present the Company’s acreage in terms of surface acreage, so that no acre is duplicated. Refer to the disclosure requirements in Item 1208 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 102 and 116 of the Revised Registration Statement accordingly.

Undeveloped Acreage Expirations as of December 31, 2023, page 117

5. Staff’s comment: We note your disclosure of 14.6 MBoe of proved undeveloped reserves associated with potentially expiring acreage. Please clarify the units for this volume are MBoe and not MMBoe.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Revised Registration Statement accordingly.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1-Basis of Presentation and Description of Transactions, page F-7

6. Staff’s comment: As stated in your response to prior comment 22, please revise to disclose that Natural Resources LLC (“INR Holdings”) will be a VIE and you will be the primary beneficiary of INR Holdings. Revise to disclose the basis for consolidation of INR Holdings, specifically the significant judgments and assumptions made in determining that INR Holdings must be consolidated and provide the disclosures required by ASC 810-10-50-2AA, 2AB and 50-3. Please ensure to include the disclosures here, pages 138, F-19 and F-21.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 138, 139, F-7 and F-8 of the Revised Registration Statement accordingly.

Note 4-Transaction Accounting Adjustment, page F-9

7. Staff’s comment: We note your response to prior comment 28. Please show us how the adjustment discussed in note 4(l) regarding the addition of $0.5 million unrealized gain that was previously included in URV’s other comprehensive income is reflected here and revise your disclosures as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the amount disclosed on page F-6 in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023, to include the $0.5 million unrealized gain.

Notes to Consolidated Financial Statements

Note 15-Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-49

8. Staff’s comment: We note the table presenting the calculation of the standardized measure of discounted future net cash flows at the top of page F-50 appears unchanged. We re-issue the prior comment 37.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-51 of the Revised Registration Statement accordingly.

Supplementary Oil and Gas Disclosures

Net Proved Developed and Undeveloped Oil and Gas Reserves, page F-107

9. Staff’s comment: We note the arithmetic summation of the individual line items for proved developed reserves and proved undeveloped reserves presented at December 31, 2020 are inconsistent with the total net proved developed and undeveloped reserves shown in the first line of the table on page F-107. Please revise your disclosure to remove the inconsistence.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-108 of the Revised Registration Statement accordingly.

Exhibits

10. Staff’s comment: We note that your response to prior comment 38 suggests in part that the 49% customer is “easily replaceable.” However, your risk factor disclosure at page 39 indicates: “If this purchaser [is unable to satisfy its] contractual obligations, we may be unable to sell such production to other customers on terms we consider acceptable.” Please revise to reconcile these disclosures, and file all material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the staff that the referenced contract is not a contract on which the Company’s business is substantially dependent, is an agreement made in the ordinary course of the Company’s business and is not material given its short-term nature and the availability of replacement customers should the contract be terminated. The Company has revised the disclosure on page 39 of the Revised Registration Statement accordingly to clarify these facts. The contract in question is one that ordinarily accompanies the kind of business conducted by the registrant and is not one on which the Company is substantially dependent because (i) the customer party to such contract is easily replaceable, (ii) there are several potential customers that would be willing and able to purchase the oil and gas currently purchased by such customer and (iii) this contract is only for six months.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer

Raleigh Wolfe, General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP